UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Form 10-SB
General Form for Registration of Securities of Small
Business Issuers under Section 12(b) or (g) of the
Securities Exchange Act of 1934

DIBZ INTERNATIONAL, INC.
(Exact Name of Small Business Issuer in its Charter)

Nevada		71-0874685
(State of Incorporation)	(Primary Standard Classification Code)	(IRS Employer ID No.)

9595 Six Pines
Bldg 8 Level 2 Suite 8210
The Woodlands, TX  77380
 (Address of Registrant's Principal Executive Offices) (Zip Code)

Mark Wood
9595 Six Pines
Bldg 8 Lvl 2 Suite 8210
The Woodlands, TX  77380
832-631-6103
 (Name, Address and Telephone Issuer's telephone number)

Securities to be Registered Under Section 12(b) of the Act: None

Securities to be Registered Under Section 12(g) of the Act:

Common Stock
$.001 Par Value
(Title of Class)

PART I

ITEM 1.  MERGER

On January 27, 2007, the Haystar Services & Technology, Inc. (“Haystar”), (Dibz-Nevada), a company formed under the laws of Nevada currently traded on the pink sheets, entered into a Share Exchange Agreement (“Agreement:” or“Merger”) with Dibz International, Inc. (“Dibz-Delaware”), a private operating company formed under the laws of Delaware.  As a result of the Merger, there was a change in control of the pink sheet entity. In accordance with SFAS No. 141,(Dibz-Nevada) was the acquiring entity. While the transaction is accounted for using the purchased method of accounting in substance the Agreement is a recapitalization of Haystar's capital structure.

For accounting purposes, Dibz-Nevada accounted for the transaction as a reverse merger with Dibz-Delaware being the“accounting acquirer”. Dibz-Delaware did not recognize goodwill or any intangible assets in connection with the transaction. Prior to the Agreement, Dibz-Delaware was a newly formed corporation with no significant assets and liabilities.

Immediately prior to the merger, Dibz-Delaware had 100 shares of common stock outstanding.  All of these common shares were held by Mark Wood, Dibz-Nevada’s Chairman of the Board and CEO.  Effective with the Agreement, Dibz-Nevada acquired 100% of  Dibz-Delaware common shares in consideration for the issuance of 39,474 shares of Series A Preferred Stock of Dibz-Nevada (“Series A Preferred”).  Under the Agreement and prior to such conversion, each share of Series A Preferred will have the voting rights equal to 5,783 shares of common stock and vote together with the shares of common stock on all matters. The Series A Preferred is convertible at the option of the holder into common stock at the rate of five hundred seventy eight (578) shares of common for every one share of Series A Preferred  at the option of the holder.  The Agreement was entered for the business purpose of enhancing shareholder value. Under the terms of the Agreement, the Dibz-Nevada shareholders retained 1,622,000 shares of common stock (held by 24 holders of record) after the cancellation of 3,000,000 shares of common stock by certain Dibz-Nevada shareholders to facilitate the Agreement.  As a result, Mark Wood the former sole shareholder of Dibz-Delaware became the controlling shareholder of Dibz-Nevada by holding 39,474 shares of Series A Preferred, which represented voting rights equal to 228,278,142 shares of common stock of Dibz-Nevada.  Pursuant to the Agreement Dibz-Delawarebecame a wholly owned subsidiary of Dibz-Nevada and Dibz-Nevada changed its name to Dibz International, Inc.

BUSINESS

Dibz-Delaware was incorporated on December 28, 2006 under the laws of the State of Delaware to provide a simple, easy to use all-in-one Communications Platform to users of viral social networks allowing the easy distribution, capturing, cataloging and review of personal content utilized on the viral social network sites. On January 27, 2007, the Haystar Services & Technology, Inc., a company formed under the laws of Nevada currently traded on the pink sheets, entered into a Share Exchange Agreement with Dibz International, Inc., a private operating company formed under the laws of Delaware. Pursuant to the Agreement Dibz-Delaware became a wholly owned subsidiary of Dibz-Nevada and Dibz-Nevada changed its name to Dibz International, Inc. (“Dibz International”)

Members of Social Networks create amazingly innovative personal profiles in an effort to share information about themselves and create new friends.  With this in mind most users of social networks also communicate through text messages - usually without access to the social networks from their cell phones.  And they cannot sort and search those messages or multimedia files as there are no content management systems available.

Dramatic increases in on-line advertisement budgets have occurred over the past several years.  There has been an explosion of web traffic through Web 2.0 business models.  Dibz International will offer social networks and web 2.0 companies an innovative and easy to use communications platform that will enhance their users experience on their site.

Market Opportunity

Social Networks are among the most visited sites on the web. Myspace.com and Facebook.com have proven thecommon interestof people to socialize and connect online has deep roots.  Dibz will provide a simple, easy to use all-in-one Communications Platform to users of viral social networks allowing the easy distribution, capturing, cataloging and review of personal content utilized on the viral social network sites.

"Personal Content", in terms of social network members, consists of information of some sort. This information can be visual, audible, or textual. Comments, photographs, movies, music, blogs and podcasts are all forms of content.  Through Dibzs all-in-one communications platform personal content will be distributed to cell phones, PDA's, social networks and email addresses - whatever a Dibz member chooses to register with the company.  The information is then cataloged and stored for safekeeping and future use and reference of the Dibz member.

We believe a large portion of our users will utilize text messaging as their primary means of communication.  The US Wireless Forecast, 2006 to 2011 report from Jupiter Research reports 52% of the UScell phone users utilized text messaging in2006.  According to Jupiter Research text messaging is primarily utilized as a communications medium, with the top two uses of text messaging cited as “make plans with friends” and “communicating with friends and family”.  Text messaging revenues in the U.S.should approach $9.5 billion by 2011.  We believe that Dibz all-in-one communications platform will greatly simplify the “technology obstacle” for the adoption of cell phones as an accepted interface to social networks.  Combining text messaging, multi-media messaging, email and video into a single platform will attract users to the platform for the simplicity, ease of use and wireless connections to social networks.

The social network market can be divided into two segments: the consumer, or home user, market and the business, or corporate, market. Our initial products target the consumer market. Both the consumer and the business markets are serviced by many of the same popular social networks such as MySpace.Com, Youtube.com, Linkedin.com and Facebook.com. Our second generation of products will not only enhance the consumer market but add business functionality for the corporate market as well.

The Dibz Solution

In order to be viable, our systems must function as a simple and effective means of communication.  In addition, we believe that many in the consumer or home user market are seeking an entertaining experience and a way to express their creativity and individual personalities. We believe that consumer users are ready to accept a simple, all-in-one product that offer users a customizable and entertaining experience together with security and opt-in/out features.

We plan to introduce a innovative approach to enhancing our users’ social network experience with the launch of our Dibz Platform. Upon launch our Dibz Platform will provide the following benefits:

          —          Variety and Amount of Personal Content. Our Dibz Platform will offer users access to an extensive and continually growing pool of personal content that we believe may become one of the largest collections of creative and diverse graphics, sound and multimedia content available for each individual user.

          —          Creative Technology. Once our Dibz Platform is completed and launched our proprietary technology, which is based on advanced software development standards, will be designed to produce robust quality products that provide the functionality packaged in a friendly, less technologically-oriented and entertaining environment.

          —          Customization. The easy to use Dibz Platform will enable our users to customize and personalize the delivery of and access to their content easily and quickly.

          —          Flexibility and Ease of Use for Both Sender and Recipient. We will strive to offer a simple and intuitive user interface that enables our users to create different experiences depending on the nature or recipient of the specific content. Users can easily change one or more features for a specific communication. Further, recipients of Dibz users messages can easily open them using most available web browsers and can see all the features without the need for special software.

Our Strategy

Our objective is to become the market leader in communication and content management systems for social networks and small business markets.  We believe that our platform will be the only one of it’s kind providing an entertaining and creative system for Dibz users.   Our strategies include building on our first to market advantage to gain users with the launch of our Dibz Platform, build advertising revenues through the use of the Dibz Platform and seek to convert free users to paying customers through the launch of new paid services after the launch of our free services. The key elements of our strategy are to:

—          Grow our user community. We believe viral marketing has resulted in hundreds of millions of registered users for websites such as MySpace.com and Youtube.com who spread the word about products and services at relatively low marketing costs. Dibz Delaware will use viral marketing to potentially do the same for our Dibz Platform. For that reason, we expect a significant portion of our products and service offering to remain free to the user. Additionally, in order to strengthen awareness and increase the size of our user base, we intend to expand our marketing methods beyond viral marketing to include advertisements, media buying, public relations activities and additional co-branding arrangements on a limited and targeted basis.

—          Avoid offensive market tools. Our goal is to design our products and services to address users’ aversion to spam, spyware and other perceived offensive Internet marketing tools, which we believe will encourage more use of the Dibz Platform while increasing user loyalty.

—          Develop our advertising revenues. We intend to generate a portion of our anticipated revenues by monetizing visitor traffic to our website through selling paid advertising and sponsored links. In addition, we believe we can generate revenues through keyword search advertising. We also intend to develop an advertising infrastructure allowing potential advertisers effective and economical methods to reach our users. We plan further increase our advertising force by developing independent sales agents, participating in trade shows, and strengthening our brand through other online and offline marketing activities.

    —          Expand product offerings. Once our Dibz Platform is launched we plan to grow our revenues through expanding our free product and service offerings and developing new paid product and service offerings. We will seek to convert our anticipated free users into paying customers by marketing paid products and services to our anticipated user base and to cross-sell additional products and services to these anticipated paying users.

—          Focus on the online user. The Internet allows us to reach potential users quickly and easily as well as reduces the costs associated with sales and distribution of our products and services.

    —          Acquire complementary products, technologies or companies. We seek to enhance our technology, grow our user base, and diversify our product lines and services by exploiting strategic acquisition opportunities. We intend to supplement our research and development efforts by acquiring complementary technologies and other assets that enhance the features, functionality and performance of our products and services. We may also seek to increase our user base or enhance our sales and marketing capabilities by acquiring companies in our or similar markets.

Our Initial Social Network Products

Today personal content on Myspace.com and facebook.com is stored on web site servers owned by the website.  These websites provide amazing content distribution channels but provide little to no management services for the users content.  As part of the Dibz Platform, Dibz will introduct widgets that allow users of MySpace.com and Facebook.com to integrate the Dibz Platform into their MySpace or Facebook accounts.  For instance comments posted to a MySpace website are simply displayed.  The page owner cannot search, sort, store, rank, etc. his or her comments.  The DIBZ Platform widget will allow the storage, capturing, cataloging, manipulation and review of personal content published on or to the web.  The content can then be sorted, stored, distributed via wireless and viewed easily.  The individual components will be:

Voice Comments.  Users can record, post, play and store voice comments.  The comments may be made public or kept private, depending upon the user’s personal preferences.

Text Messaging.  Users will receive and reply to text messages generated by other users.  These messages will be stored for future retrieval by the user and may be posted to social networks on the users behalf if so requested.

Multimedia Messaging.  Users will receive and reply to multimedia messages, including picture and video options.  The multimedia messages are stored for future retrieval by the user and may be posted to social networks on the users behalf if so requested.

Email services. Users will have the ability to generate and reply to email messages.  The email messages are stored for future retrieval by the user and may be posted to social networks on the users behalf if so requested.

Calendar Functions.  Users will have the ability to automatically schedule events such as reminders and notices.  These events will automatically be sent via text messaging, multimedia messages, emails or a combination of all based on the users settings for each individual recipient of the message.

Content Management.  All communication sent or received through the Dibz platform is stored and organized for easy retrieval by the user.

Friend Management.  The user creates an on-line friends contact book that the user may group and sort easily.  The user then uses these groups, lists and friends in a innovative and fun way to communicate with their friends.

Partner Programs.  Programs designed by the company to allow other websites to partner and participate in our business model will be introduced.

DIBZ Services

Once the Dibz Platform is launched users of Dibz Platform and users of  MySpace.com and Facebook.com who use the Dibz Platform widget can manage content such as emails, text messaging, voice comments, and multimedia messages from the Dibz Platform. The DIBZ Platform will allows the storage, capturing, cataloging, manipulation and review of personal content sent throught the Dibz Platform.  Through the upcoming Dibz Platform the users content can be sorted, stored, distributed from the users P.C or via wireless communication and easily viewed.

Dibz anticipates offering three levels of service; Basic, Enhanced and Premium. Basic services will be free to the user and provided by DIBZ upon the initial launch of the Dibz Platform.  Services should be viral in nature and targeting viral communities such as MySpace.com and Facebook.com. Enhanced serviced will be sold on a monthly subscription. Premium services will be paid for services with pricing to vary by service. Certain Premium services may only be marketed by DIBZ and provided by 3rd party service partners in a revenue sharing arrangement.  Enhanced and Premium services will be launched at least 120 days after the launch of the Basic Services.

Our service level offerings are currently planned as follows:

Basic Level—Free to the user – In beta today and scheduled to launch in Q1 2008:

•
Basic services will be delivered and managed through the DIBZ Platform.  All services can be provided anonymously, via the Users Dibz ID, so the user doesn’t have to share their personal email or phone numbers.  Basic Level Services provided:

o	Send and receive web postings via email
o	Send and receive SMS (text messages)
o	Send and receive web voice comments via HTML, Wireless Application Protocol (WAP) push, or email
o	Create and send Multimedia Messaging Service (MMS) from Dibz website (images, audio, video, rich text)
o	Create groups for posting and messaging.
o	Control SMS usage either on the number of messages received per day or per month
o	Complete group management system, send/receive invitations to/from users
o	Reminder service. Send/receive personal reminders that can be created up to a year in advance, that can be sent via SMS and/or email
o	Block posting or messages by individuals or groups
o	Store content and comments for up to 6 months
o	Store and retrieve SMS message history sent/received through DIBZ Platform
o	Store and retrieve emails sent/received through DIBZ Platform
o	Store and replay voice comment history sent/received through DIBZ Platform
o	View and show history of multimedia messages sent/received through DIBZ Platform

Enhanced Level- estimated service fee of $2.95 to $4.95 per month – Currently scheduled for summer 2008 introduction:

•	Includes all Basic Level Services
•	Public DID for Voice Comments
•	Add Voice Capabilities to MySpace or other personal web sites for direct voice recording to DID service
•	Create voice comments and HTML posts via cell through “speed post” system
•	Allow direct dial-in usage via cell, PSTN or VoIP Services
•	Voice comment sent via Wireless Application Protocol (WAP) push and/or email
•	Block messages from public playback
•	Customizable SMS Service Control; user has the ability to select to send/receive SMS messages by individual
•	View history and playback voice comments for 1 year
•	Store content and comments for one year
•	Export to local hard disk for local storage

Enhanced Level services may be added or deleted as we launch the Dibz Platform and gain user feedback.

Premium Level— Add Voice Service Options - Currently scheduled for late summer 2008 introduction:

•	Includes all Basic Services and Enhanced Services when available
•	International Voice Services
•	Complete On-Line management system
•	Conference Calling

Premium Level services may be added or deleted as we launch the Dibz Platform and gain user feedback.

Marketing

There are currently over 125 million registered users of social networks worldwide. Initially, the Company’s marketing effort will be focused on capitalizing the viral nature of these networks by offering a free version the DIBZ Platform.  The Company will advertise the Dibz Platform on social network sites such as MySpace.com and facebook.com and through search engines such as Google and Yahoo. The Company intends to develop a direct marketing or “grass roots” campaign that will launch in 3rd quarter 2008 whereby DIBZ will establish a presence at social venues that our target audience attends, such as conferences and concerts.

Our Revenue Model

The business model will begin to generate revenue from the first day of web site operations, currently anticipated to be in January 2008. Through the introduction of a free version of the Dibz platform, we anticipate capitalizing on the viral nature of our free services to grow our user base.  With the anticipated viral nature and expected popularity of our free services, anticipated advertisement revenue will partially offset the cost of corporate operations. We believe offering the platform free will accomplish several objectives.  They are:

1) Accelerated growth of the DIBZ platform
2) Exponential growth of our own convergent content network
3) The development of a valuable consumer database;
4) Empower the company to promote paid subscriber services

Competition

We compete with other web based SMS providers, such as www.textu.org, www.onlinetexting.com, www.prombity.com, www.txtdrop.com. None of these services at this time offers the capability of the DIBZ Platform, such as storage, tracking and organizing. There are numerous and well established competitors in phone services similar to DIBZ expected Premium and Enhanced Service offerings. Skype, Vonage, and Yahoo are examples, but none of these providers offer the full range of service DIBZ has, or the management tool the DIBZ Platform offers at this time.  Some of these potential new competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources. We cannot guarantee that we will be able to compete successfully against current or future competitors or that competitive pressure will not have a material and adverse effect on our financial position, results of operations and cash flows.

RISK FACTORS

Our business is subject to numerous risk factors, including the following:

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below andthe other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. Please note that throughout this prospectus, the words“we”, “our” or “us” refer to the Company and not to the selling stockholders.

WE HAVE A LIMITED OPERATING HISTORY THAT YOU CAN USE TO EVALUATE US, AND THE LIKELIHOOD OF OUR SUCCESS MUST BE CONSIDERED IN LIGHT OF THE PROBLEMS, EXPENSES, DIFFICULTIES,COMPLICATIONS AND DELAYS FREQUENTLY ENCOUNTERED BY A SMALL DEVELOPING COMPANY.

We were incorporated in Delaware on December 28, 2006.  We have a limited amount of assets or financial resources. The likelihood of our success must be considered in light of the expenses and difficulties in marketing our website, recruiting and keeping clients and obtaining financing to meet the needs of our plan of operations. Since we have a limited operating history of marketing our services to the public over the Internet, we may not be profitable and we may not be able to generate sufficient revenues to meet our expenses and support our anticipated activities.

WE ARE DEVELOPING OUR PRODUCT IN A HIGHLY COMPETITIVE MARKET AND WE ARE UNSURE AS TO WHETHER OR NOT THERE WILL BE ANY CONSUMER DEMAND FOR OUR PRODUCT.

Some of our competitors are much larger and better capitalized than we are. It may be that our competitors will better address the same market opportunities that we are addressing. These competitors, either alone or with collaborative partners, may succeed in developing business models that are more effective or have greater market success than our own. The Company is especially susceptible to larger competitors that invest more money in marketing.  Moreover, the market for our products is large but highly competitive.  There is little or no hard data that substantiates the demand for our products or how this demand will be segmented.  It is possible that there will be low consumer demand for our products, or that interest in our products could decline or die out, which would cause us to be unable to sustain our operations.

WE HAVE NOT YET DEVELOPED OUR PROPOSED PRODUCT, OUR ABILITY TO DEVELOP OUR PRODUCT IS SUBJECT TO SUBSTANTIAL RISKS.

Internet social networks are susceptible to rapidly moving social trends.  If our product is not deemed desirable it is possible that there will be low consumer demand for our product.  This poses a substantial risk that our business plan could not be successful.

WE WILL REQUIRE FINANCING TO ACHIEVE OUR CURRENT BUSINESS STRATEGY AND OUR INABILITY TOOBTAIN SUCH FINANCING COULD PROHIBIT US FROM EXECUTING OUR BUSINESS PLAN AND CAUSE US TOSLOW DOWN OUR EXPANSION OF OPERATIONS.

We will need to raise additional funds through public or private debt or sale of equity to achieve our current plan of operations. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. Our capital requirements to implement our business strategy will be significant. We will need a minimum of $720,000 to continue operations over the next twelve months, which we do not currently have in our cash reserve. We will also require additional funds in order to significantly expand our business as set forth in our plan of operations. These funds may not be available or, if available, will be on commercially reasonable terms satisfactory to us. We may not be able to obtain financing if and when it is needed on terms we deem acceptable.

If we are unable to obtain financing on reasonable terms, we could be forced to delay or scale back our plans for expansion. In addition, such inability to obtain financing on reasonable terms may delay the implementation of an upgrade of our website, launching of new online-dating related features and the execution of our marketing plan o increase our member base.

WE WILL REQUIRE ADDITIONAL FINANCING WHICH MAY REQUIRE THE ISSUANCE OF ADDITIONAL SHARES WHICH WOULD DILUTE THE OWNERSHIP HELD BY OUR SHAREHOLDERS

We will need to raise funds through either debt or sale of our shares in order to achieve our business goals. Although there areno present plans, agreements, commitments or undertakings with respect to the sale of additional shares or securities convertible into any such shares by us, any shares issued would further dilute the percentage ownership held by the stockholders.

OUR FUTURE SUCCESS IS DEPENDENT, IN PART, ON THE PERFORMANCE AND CONTINUED SERVICE OF MARK WOOD, OUR SOLE OFFICER AND DIRECTOR. WITHOUT HIS CONTINUED SERVICE, WE MAY BE FORCED TO INTERRUPT OR EVENTUALLY CEASE OUR OPERATIONS.

We are presently dependent to a great extent upon the experience, abilities and continued services of Mark Wood, our sole officer and director. We currently do not have an employment agreement with Mr. Wood. The loss of his services would delayour business operations substantially.

MARK WOOD’S CONTROL MAY PREVENT YOU FROM CAUSING A CHANGE IN THE COURSE OF OUR OPERATIONS AND MAY AFFECT THE PRICE OF OUR COMMON STOCK.

Mark Wood beneficially owns approximately 80% of our outstanding Series A Preferred Stock. Accordingly, for as long as Mr. Wood continues to own more than 50% of our Series A Preferred Stock, he will be able to elect our entire board of directors, control all matters that require a stockholder vote (such as mergers, acquisitions and other business combinations) and exercise a significant amount of influence over our management and operations. Therefore, regardless of the number of our common shares sold, your ability to cause a change in the course of our operations is eliminated. As such, the value attributable to the right to vote is limited.
This concentration of ownership could result in a reduction in value to the common shares you own because of the ineffectivevoting power, and could have the effect of preventing us from undergoing a change of control in the future.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO ATTRACT AND HIRE KEY PERSONNEL. OUR INABILITY TO HIRE QUALIFIED INDIVIDUALS WILL NEGATIVELY AFFECT OUR BUSINESS, AND WE WILL NOT BE ABLE TO IMPLEMENT OR EXPAND OUR BUSINESS PLAN.

Our business is greatly dependent on our ability to attract key personnel. We will need to attract, develop, motivate and retain highly skilled technical employees. Competition for qualified personnel is intense and we may not be able to hire or retain qualified personnel. Our management has limited experience in recruiting key personnel which may hurt our ability to recruit qualified individuals. If we are unable to retain such employees, we will not be able to implement or expand our business plan.

OUR MARKET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE, AND IF WE FAIL TO DEVELOP AND MARKET NEW TECHNOLOGIES RAPIDLY, WE MAY NOT BECOME PROFITABLE IN THE FUTURE.

The internet and the online commerce industry are characterized by rapid technological change that could render our existing website obsolete. The development of our web site entails significant technical and business risks. We may not be able to successfully use new technologies effectively or adapt our web site to customer requirements or needs. If our management is unable, for technical, legal, financial, or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, we may never become profitable which may result in the loss of all or part of your investment.

IF WE ARE UNABLE TO PROTECT EFFECTIVELY OUR INTELLECTUAL PROPERTY, THIRD PARTIES MAY USE OUR TECHNOLOGY, WHICH COULD IMPAIR OUR ABILITY TO COMPETE IN OUR MARKETS.

Our success will depend on our ability to obtain and protect patents on our technology (specifically “iDialDirect”) and to protect our trade secrets.  Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or unenforceable. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Competitors might develop products similar to ours that do not infringe on our patents. In order to protect or enforce our patent rights, we may initiate interference proceedings, oppositions, or patent litigation against third parties, such as infringement suits. These lawsuits could be expensive, take significant time and divert management's attention from other business concerns. The patent position of technology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under technology patents. In addition, there is a substantial backlog of applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

We cannot guarantee that our management and others associated with us will not improperly use our patents, trademarks and trade secrets. Further, others may gain access to our trade secrets or independently develop substantially equivalent proprietary information and techniques.

WE DO NOT EXPECT TO PAY DIVIDENDS AND INVESTORS SHOULD NOT BUY OUR COMMON STOCKEXPECTING TO RECEIVE DIVIDENDS

We have not paid any dividends on our common stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, you will only realize an economic gain on your investment in our common stock if the price appreciates. You should not purchase our common stock expecting to receive cash dividends. Since we do not pay dividends, and if we are not successful in having our shares listed or quoted on any exchange or quotation system, then you may not have any manner to liquidate or receive any payment on your investment. Therefore our failure to pay dividends may cause you to not see any return on your investment even if we are successful in our business operations. In addition, because we do not pay dividends we may have trouble raising additional funds which could affect our ability to expand out business operations.

THE CONTINUOUSLY ADJUSTABLE CONVERSION PRICE FEATURE OF OUR CONVERTIBLE DEBENTURES COULD REQUIRE US TO ISSUE A SUBSTANTIALLY GREATER NUMBER OF SHARES TO THE HOLDERS, WHICH WILL CAUSE DILUTION TO OUR EXISTING STOCKHOLDERS.

Our obligation to issue shares upon conversion of our convertible securities under the January 2007 agreements is essentially limitless.  The following table shows the effect on the number of shares issuable upon full conversion ($450,000 aggregate principal)(without taking into account the 4.99% limitation or any interest, penalties, events of default or other amounts under the notes), in event our common stock price declines by 25%, 50% and 75% from the trading price at January 25, 2007.

	PRICE DECREASES BY
	1/25/07	25%	50%	75%
Common Stock Price (1)	0.05	0.0375	0.025	0.0125

Conversion Price (2)	0.025	0.01875	0.0125	0.00625

100% Conversion Shares	18,000,000	24,000,000	36,000,000	72,000,000

(1) Represents the average of the lowest three (3) trading prices for the common stock during the twenty (20) trading day period prior to January 25, 2007 as calculated pursuant to the agreements (2) Assuming 50% applicable percentage

The issuance of shares upon conversion of the convertible debentures and exercise of warrants may result in substantial dilution to the interests of other stockholders since the holders of such securities may ultimately convert and sell the full amount issuable on conversion. Although the holders of our convertible debentures and warrants may not convert and/or exercise such securities if such conversion or exercise would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent them from converting and/or exercising some of their holdings, selling the stock and then converting the rest of their holdings. In this way, the holders of our convertible debentures, and warrants could sell more than this limit while never holding more than this limit. There is no upper limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of all holders of our common stock. In addition, the number of shares of common stock issuable upon conversion of the outstanding convertible debentures may increase if the market price of our stock declines. The sale of these shares may adversely affect the market price of our common stock.

The continuously adjustable conversion feature could also limit our ability to raise capital at favorable prices in the future.  Investors may find the Company an unattractive investment because of the dilution in our shares caused by the convertible debentures.

OUR COMMON STOCK COULD BE DILUTED IN THE FUTURE AS A RESULT OF OUR  ASSET PURCHASE AGREEMENT WITH GLOBALNET.

On January 5, 2007, the Company entered into an Asset Purchase Agreement with GlobalNet, a Nevada corporation. The Company assumed the $3,000,000 Callable Secured Convertible Note (the “Note”) from GlobalNet to a third party investor in exchange for its iDialDirect technology and the right to receive up to $50,000 worth of services from GlobalNet per month for a period of three years.  Management has expensed the cost of the assumed debt of $3,000,000 as an acquisition expense due to the uncertainty of the Company’s ability to realize the future value of these assets.  The Note bears interest at 15% per year and is due on December 29, 2009.  The Note is convertible into the Company’s common stock only after that stock is listed or quoted on a nationally recognized stock exchange or the OTCBB.  The Note is convertible into common shares at the lesser of (i) 20% of the average of the lowest three trading prices of the common stock during the twenty trading day period prior to conversion and (ii) $0.10.    The conversion feature of the note could possibly result in a change in control of the Company depending on the conversion price of the Note. The Company has an option to prepay the Notes in the event that no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $.10 per share. Exercise of this option will stay all conversions for the following month. The full principal amount of the Notes is due upon default under the terms of Notes.

OUR COMMON STOCK IS CONSIDERED A PENNY STOCK, WHICH IS SUBJECT TO RESTRICTIONS ON MARKETABILITY, SO YOU MAY NOT BE ABLE TO SELL YOUR SHARES.

If our common stock becomes tradable in the secondary market, we will be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

WE MAY NOT BE ABLE TO IMPLEMENT SECTION 404 OF THE SARBANES OXLEY ACT OF 2002 ON A  TIMELY BASIS

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act, adopted rules generally requiring each public company to include a report of management on the company's internal controls over financial reporting in its annual report on Form 10-KSBthat contains an assessment by management of the effectiveness of the company's internal controls over financial reporting. This requirement will first apply to our annual report on Form 10-KSB for the fiscal year ending June 30, 2008. In addition, commencing with our annual report for the fiscal year ending June 30, 2009 our independent registered accounting firm must attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting.

We have not yet developed a Section 404 implementation plan. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. How companies should be implementing these new requirements including internal control reforms to comply with Section 404's requirements and how independent auditors will apply these requirements and test companies' internal controls, is still reasonably uncertain.

We expect that we will need to hire and/or engage additional personnel and incur incremental costs in order to complete the work required by Section 404. We can not assure you that we will be able to complete a Section 404 plan on a timely basis.  Additionally, upon completion of a Section 404 plan, we may not be able to conclude that our internal controls are effective, or in the event that we conclude that our internal controls are effective, our independent accountants may disagree with our assessment and may issue a report that is qualified. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could negatively affect our operating results or cause us to fail to meet our reporting obligations

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS  OFOPERATIONS

The following discussion and analysis of our plan of operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus.  This discussion and analysis contain forward-looking statements that involve risks, uncertainties and assumptions.  Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under the heading of “Risk Factors” and elsewhere in this prospectus.

Overview

Plan of Operations

Dibz-Delaware was incorporated on December 28, 2006 under the laws of the State of Delaware to provide a simple, easy to use all-in-one Communications Platform to users of viral social networks allowing the easy distribution, capturing, cataloging and review of personal content utilized on the viral social network sites. On January 27, 2007, the Haystar Services & Technology, Inc., a company formed under the laws of Nevada currently traded on the pink sheets, entered into a Share Exchange Agreement with Dibz International, Inc., a private operating company formed under the laws of Delaware. Pursuant to the Agreement Dibz-Delaware became a wholly owned subsidiary of Dibz-Nevada and Dibz-Nevada changed its name to Dibz International, Inc. (“Dibz International”). We are developing a social networking platform which will provide a simple, easy to use, all-in-one communications platform to users of social networks.  We expect to have our product ready to be marketed in Q4 2007.

Cash on hand as of September 30, 2007 is adequate to fund operations through October 2007.  During October 2007 we received an additional $200,000 of funding under the 6% Convertible Debentures.  We currently have no specific plans for additional funding; we may however in the future elect to raise funds through equity or debt transactions. .  We are currently using cash at a rate of $ 58,333 per month, for a total use of cash in the next twelve months of approximately $ 700,000 .

Dibz-Delaware will virally market our all-in-one communications platform to users of social networks such as MySpace.Com andYouTube.Com.  Currently we anticipate to generate revenues from i) advertising agreements with search engines, ii) advertisement revenues generated by our own direct sales efforts, iii) premium service offerings iv) new service offerings, and v)potential mergers or acquisitions.

Milestones

Milestones thru December 31, 2008:

In November 2007 we released a beta version of the DIBZ Platform. This is a free version and will be available to all users from our website.  The Company is currently beta testing the software live on our website located at www.dibz.com.  In October 2007, the Company received an additional $200,000 from our investors, under the same terms of the previous three rounds of financing.

January 2008 to March 2008

In late January 2008 Dibz International will launch version 1.0 of the DIBZ Platform. This will be the final free version and will be available to users from our website.  The Company is currently finalizing our beta testing live on our website located at www.dibz.com.  The Company anticipates the following:

•	Launch of Dibz Platform in January 2008.
•	Begin the development of version 2.0 of the Dibz Platform that will include Enhanced and Premium level services as well as API interfaces for business applications
•	Launch of our corporate website.

The Company anticipates hiring a Senior VP of Sales and Marketing for a total of two employees and three contractors (2 development and product support) in Q1 2008.  Primary business development will focus on potential advertisers for our website. Management expects minimal revenues during this period.

April 2008 to June 2008

During this timeframe business development will continue to focus on garnering new advertisers for the Company website, and developing and identifying events for a direct marketing to our target market audience, users of social networks. This will include concerts, conventions and similar venues.

During this timeframe the Company anticipates a total of 95,000 unique visitors to our website, with 10,115 of visitors signing up for free service and a 1% conversion rate to Enhanced Services. Projected cash requirements for the period are $175,000.

July 2008 – September 2008

New business development will focus on identified verticals for the Dibz Platform business applications, as well as a reseller program for the Dibz Platform business product. It is anticipated that version 2.0 of the Dibz Platform will launch during this timeframe.  The Company anticipates a total of 300,000 unique visitors to our website, with 30,115 of visitors signing up for free service and a 1% conversion rate to Premium and Enhanced Services.

October 2008 – December 2008

No additional staffing is anticipated during this time.  During this timeframe the Company anticipates a total of 900,000 unique visitors to our website, with 335,465 of visitors signing up for free service and a 1% conversion rate to Premium and Enhanced Services.

Results of Operations

Dibz-Delaware is in the development stage and to date has not generated any revenues. The risks specifically discussed are not the only factors that could affect future performance and results. This report contains forward-looking statements concerning us, our business and our operations. Such forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. We do not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by our management over time means that actual events or results are occurring as estimated in the forward-looking statements herein.

As a development stage company, we have yet to earn revenues from operations. We may experience fluctuations in operating results in future periods due to a variety of factors, including our ability to obtain additional financing in a timely manner and on terms favorable to us, our ability to successfully develop our business model, the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure and the implementation of marketing programs, key agreements, and strategic alliances, and general economic conditions specific to our industry.

As a result of limited capital resources and no revenues from operations from its inception, the Dibz-Delaware has relied on the issuance of equity securities to employees and non-employees in exchange for services. Dibz-Delaware's management enters into equity compensation agreements with non-employees if it is in the best interest of the Dibz-Delaware under terms and conditions consistent with the requirements of Financial Accounting Standards No. 123 R, "Share-Based Compensation." In order to conserve its limited operating capital resources, the Dibz-Delaware anticipates continuing to compensate non-employees for services during the next twelve months. This policy may have a material effect on Dibz-Delaware's results of operations during the next twelve months.

Costs and Expenses

From our inception through September 30, 2007, Dibz-Delaware has not generated any revenues and has incurred cumulative losses of $4,777,083. In addition, a significant part of the overall remaining costs are associated principally with equity-based compensation to employees and consultants, asset impairment costs and professional services rendered.

Product Research and Development

We do not anticipate undertaking or incurring any additional material product research and development activities other than the required Research and development required to complete our DIBZ technology suite during the next twelve months.

 Acquisition of Plant and Equipment and Other Assets

We do not anticipate the sale of any material property, plant or equipment during the next 12 months.  We do not anticipate the acquisition of any material property, plant or equipment during the next 12 months.

Number of Employees

From our inception through the period ended September 30, 2007, we have principally relied on the services of outside consultants and at-will consultants for services.  We currently have no full time employees and no part-time employees.  In order for us to attract and retain quality personnel, we anticipate we will have to offer competitive salaries to future employees.  We anticipate that it may become desirable to add full and or part time employees to discharge certain critical functions during the next 12 months.  This projected increase in personnel is dependent upon our ability to generate revenues and obtain sources of financing.  There is no guarantee that we will be successful in raising the funds required or generating revenues sufficient to fund the projected increase in the number of employees.  As we continue to expand, we will incur additional cost for personnel.

Liquidity and Capital Resources

As of September 30, 2007, the Company's current liabilities exceeded its current assets by $1,652,997. From the Company's inception to September 30, 2007 the Company has incurred an operating cash flow deficit of $243,724, which has been principally financed through the issuance of $850,000 of 6% Convertible Debentures in the first half of 2007 to various parties on the following dates:

On January 25, 2007, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd and AJ EPartners, LLC (collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (1) $450,000 in callable convertible secured notes (the “Notes”) and (II) warrants to purchase 4,500,000 shares of the common stock (the “Warrants”).

The Notes bear interest of 6% and mature on January 25, 2010. The notes are convertible into common shares at the lesser of (i)the Variable Conversion Price and (ii) the Fixed Conversion price. The “Variable Conversion Price” shall mean the Applicable Percentage multiplied by the average of the lowest three (3) trading prices during the twenty (20) Trading Day period prior to conversion. The “Applicable Percentage” means 60% and the “Fixed Conversion Price” means$0.10.

The Company has an option to prepay the Notes in the event that no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $.10 per share. Exercise of this option will stay all conversions for the following month. The full principal amount of the Notes is due upon default under the terms of Notes.

The Company simultaneously issued to the Investors warrants to purchase 4,500,000 shares of common stock at an exercise price of $0.10 for a period of five years.

The Investors have contractually agreed to restrict their ability to convert the Notes and exercise the Warrants and receive shares of the Company's common stock such that the number of shares of the Company's common stock held by them and their affiliates after such conversion or exercise does not exceed 4.90% of the then issued and outstanding shares of the Company's common stock.

On April 19, 2007, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd and AJE Partners, LLC (collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (1) $200,000 in callable convertible secured notes (the “Notes”).

The Notes bear interest of 6% and mature on April 19, 2010. The notes are convertible into common shares at the lesser of (i)the Variable Conversion Price and (ii) the Fixed Conversion price. The “Variable Conversion Price” shall mean the Applicable Percentage multiplied by the average of the lowest three (3) trading prices during the twenty (20) Trading Day period prior to conversion. The “Applicable Percentage” means 60% and the “Fixed Conversion Price” means $0.10.

On June 22, 2007, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with New Millennium Capital Partners II, LLC, AJW Master Fund, Ltd and AJE Partners, LLC (collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (1) $200,000 in callable convertible secured notes (the “Notes”).

The Notes bear interest of 6% and mature on June 22, 2010. The notes are convertible into common shares at the lesser of (i) the Variable Conversion Price and (ii) the Fixed Conversion price. The “Variable Conversion Price” shall mean the Applicable Percentage multiplied by the average of the lowest three (3) trading prices during the twenty (20) Trading Day period prior to conversion. The “Applicable Percentage” means 60% and the “Fixed Conversion Price” means $0.10.

Our cash requirements to fund the operations of the Company and to continue the development of our product are approximately $58,000 per month.  Cash on hand as of September 30, 2007 is adequate to fund operations through October 2007.  We will need a minimum of $700,000 to continue operations over the next twelve months, which we do not currently have in our cash reserve.  We expect to continue to incur additional losses and negative cash flows from operating activities until the third quarter of 2008.

During October 2007, we issued an additional $200,000 in 6% Convertible Debentures.   We currently have no specific plans for additional financing, however, in the future we may raise funds through equity or debt financing. .

We have also assumed a $3,000,000 Callable Secured Convertible Note from GlobalNet Corporation (“GlobalNet”) in exchange for its iDialDirect technology and the right to receive up to $50,000 of telecommunication services from GlobalNet per month for a period of three years ending in January 2010.  This contract will allow us to receive these valuable services without expending additional cash.  The Note bears interest at 15% per year and is due on December 29, 2009.  The Note is convertible into our common stock only after that stock is listed or quoted on a nationally recognized stock exchange or the OTCBB.  The Note is convertible into common shares at the lesser of (i) 20% of the average of the lowest three trading prices of the common stock during the twenty trading day period prior to conversion and (ii) $0.10. We have an option to prepay the Notes in the event that no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $.10 per share.  Mark Wood, our Chairman of the Board and Chief Executive Officer, was the CEO of GlobalNet until August 2006 and is currently a shareholder of GlobalNet.

If we are unable to obtain any additional funding, we believe that by adjusting our operations and development to the level of capitalization, we believe we have sufficient capital resources to meet projected cash flow deficits. However, if during that period or thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations liquidity and financial condition.

Our independent registered public accounting firm has stated in their report on the Company's June 30, 2007 financial statements that the Company has had difficulty  in generating sufficient cash flow to meet its obligations and sustain its operations which  raises substantial doubts about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

Inflation

It is the opinion of the Company that inflation has not had a material effect on its operations.

Critical Accounting Policies and Estimates

The discussion and analysis of our plan of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect our reported results of operations and the amount of reported assets, liabilities and proved oil and gas reserves.

Some accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Actual results may differ from the estimates and assumptions used in the preparation of our consolidated financial statements. Described below are the most significant policies we apply, or intend to apply , in preparing our consolidated financial statements, some of which are subject to alternative treatments under accounting principles generally accepted in the United States of America. We also describe the most significant estimates and assumptions we make in applying these policies.

Product Development Costs
Research and development costs are charged to expense as incurred.  However, we account for development costs related to software products to be sold, leased, or otherwise marketed in accordance with FASB Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, technological feasibility has not been established for our products, and, accordingly, no development costs have been capitalized.

Website Development Costs
The Company recognizes website development costs in accordance with Emerging Issue Task Force ("EITF") No. 00-02,"Accounting for Website Development Costs." As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development of its website. Direct costs incurred in the development phase are capitalized and recognized over the estimated useful life. Costs associated with repair or maintenance for the website are included in cost of net revenues in the current period expenses. During the period ended from December 28, 2006 through June 30, 2007 and for the quarter ended September 30, 2007, the Company did not capitalize any costs associated with the website development.

Revenue Recognition

We will recognize revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonable assured.  As of September 30, 2007, we did not have any sales.

Recently Issued Accounting Standards Not Yet Adopted

Fair Value Measurements.  In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles(“GAAP”), and expands disclosures about fair value measurements. Prior to this Statement, there were different definitions of fair value and limited guidance for applying those definitions in GAAP. This Statement provides the definition to increase consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements.  The Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. The Statement clarifies that market participant assumptions include assumptions about risk, i.e. the risk inherent in a particular valuation technique used to measure fair value and/or the risk inherent in the inputs to the valuation technique. The Statement expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings for the period. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including the financial statements for an interim period within that fiscal year. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

Accounting for Registration Payment Arrangements.In December 2006, the FASB issued FSP EITF 00-19-2, Accounting for Registration Payment Arrangements ("FSP 00-19-2") which addresses accounting for registration payment arrangements. FSP00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. FSP 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment   arrangement. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to  the issuance of EITF 00-19-2, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006 and interim periods within those fiscal years. The Company has not yet determined the impact that the adoption of FSP 00-19-2 will have on its financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities.  In February 2007, the FASB issued SFAS No. 159,“The Fair Value Option for Financial Assets and Financial Liabilities--including an amendment of FASB Statement No.115”, permitting entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting measurement.  The statement applies to all entities, including not-for profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

Noncontrolling Interests in Consolidated Financial Statements.  In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company does not expect adoption of this standard will have a material impact on  its financial position, operations or cash flows. SFAS No. 160 is effective for the Company’s fiscal year beginning July 1, 2009.

Business Combinations.  In December 2007, the FASB issued SFAS” No. 141(R), “Business Combinations”.  SFAS No. 141(R) replaces SFAS No. 141 and requires that all assets, liabilities, contingent consideration, contingencies and in-process research and development costs of an acquired business be recorded at fair value at the acquisition date; that acquisition costs generally be expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after July 1, 2009.  The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows as no business combinations are anticipated at this time.

ITEM 3. DESCRIPTION OF PROPERTY

Dibz-Delaware has no properties and at this time has no agreements to acquire any properties. Dibz-Delaware currently uses the offices of management at no cost to the Company. Management has agreed to continue this arrangement until the Dibz-Delawarecompletes an acquisition or merger.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known by us to be the beneficial owner of five percent or more of the Company's voting Stock, all directors individually and all directors and officers of the Company as a group as of September 30, 2007. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership		Percentage of Class

Mark Wood, Chairman of the Board and Chief Executive Officer	39,473 shares of Series A Preferred Stock (1)		78.95%
9595 Six Pines	22,815,394 shares of common stock	(8)	74.75	% (8)
Bldg 8 Level 2 Suite8210
The Woodlands, TX 77380

Ocean AvenueAdvisors Ira Miller, Principal	5,263 shares of Series A Preferred Stock		10.53	% (2)
2361 Campus Drive, Suite 101 Irvine, CA 92612	3,042,014 shares of common stock (8)		9.97	% (8)

Fairhills Capital
Edward Bronson, Principal
1275 Fairhills Drive Ossining, NY 10562	2,632 shares of Series A Preferred Stock 1,521,296 shares of common stock (8)		5.26%	(3) 4.98% (8)

Danny Wainstein Marjorie Group 2875 Oceanside Road Oceanside, NY 10021	2,632 shares of Series A PreferredStock 1,521,296 shares of common stock (8)		5.26%	(4) 4.98% (8)

Star Associates LLC Andrew Glashow 1224 W 61stStreet Kansas City, MO 64113	600,000 shares of common stock		37.0%	(5) 1.97% (8)

David Hungerford 10715 Potspring Road Cockysville, MD 21030	200,000 shares of common stock		12.3%	(6) 0.66% (8)

Steve Starke 12740 Old Plank Road Jacksonville, FL 32220	173,500 shares of common stock		10.7%	(7) 0.57% (8)

(1)
On January 27, 2007, the Company designated 50,000 of its shares of Preferred Stock as Series A Preferred Shares, par value $ .001 per share (“Series A Preferred”). The Series A Preferred are convertible at the option of the holder into common stock at the rate of five hundred seventy eight (578) shares of common for every one share of Series A Preferred at the option of the holder.  Except as otherwise expressly required by law, each holder of Series A Preferred shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to Five Thousand Seven Hundred and Eighty Three (5,783) votes of Series A Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. Based upon same, Mark Wood is deemed the majority shareholder of the Company since he can vote 228,272,359 shares which would represent over 78.50% of the voting shares of the Company assuming all preferred shares were converted to common stock.

(2)
Ocean Avenue Advisors is the owner of 5,263 Series A Preferred Shares.  Such shares are entitled to vote at the rate of5,783 common shares for each Preferred Share owned.  Based upon same, Ocean Advisors is the owner of a total of 30,435,929 voting shares of the Company or 10.46% of the outstanding voting shares of the Company.

(3)
Fairhills Capital is the owner of 2,632 Series A Preferred Shares.  Such shares are entitled to vote at the rate of 5,783 common shares for each Preferred Share owned.  Based upon same, Fairhills Capital is the owner of a total of 15,220,856 voting shares of the Company or 5.23% of the outstanding voting shares of the Company.

(4)
Danny Weinstein is the owner of 2,632 Series A Preferred Shares.  Such shares are entitled to vote at the rate of 5,783common shares for each Preferred Share owned.  Based upon same, Danny Weinstein is the owner of a total of 15,220,856 voting shares of the Company or 5.23% of the outstanding voting shares of the Company.

(5)
Star Associates LLC is the owner of 600,000 shares of common stock.  The holders of the 50,000 Series A Preferred Shares are entitled to vote at the rate of 5,783 common shares for each Preferred Share owned.  Based upon same, Star Associates LLC is the owner of 0.0021% of the outstanding voting shares of the Company.

(6)
David Hungerford is the owner of 200,000 shares of common stock.  The holders of the 50,000 Series A Preferred Shares are entitled to vote at the rate of 5,783 common shares for each Preferred Share owned.  Based upon same, David Hungerford is the owner of 0.0007% of the outstanding voting shares of the Company.

(7)
Steve Starke is the owner of 173,500 shares of common stock.  The holders of the 50,000 Series A Preferred Shares are entitled to vote at the rate of 5,783 common shares for each Preferred Share owned.  Based upon same, Steve Starke is the owner of 0.0006% of the outstanding voting shares of the Company.

(8)	The amount assumes conversion of Series A Preferred stock into common shares at 578 common shares for each Series A Preferred stock

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

We have one Director and Officer as follows:

Name	Age	Positions and Offices Held

Mark Wood	48	Chairman of the Board and Chief Executive Officer

There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

Set forth below is the name of our director and officer, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

Mark Wood founded Dibz International, Inc. in December 2006 and serves as our Chairman of the Board and Chief Executive Officer. Prior to founding Dibz International, Inc. Mr. Wood was the Chairman and Chief Executive Officer of GlobalNet Corporation, a publicly traded telecommunications company recognized as one of the top ten telecommunications providers to Latin America.  Mr. Wood founded iDial Networks, Inc. in 1997 and served as Chairman and Chief Executive Officer from its inception until its merger with GlobalNet in September 2003.  During his tenure with iDial Networks the Company received the prestigious Fast 500 Company Award by Deloitte & Touche in 2003 recognizing iDial Networks as one of the 500 fastest growing small companies in the country.  Mr. Wood served as Chairman and Chief Executive Officer of GlobalNet from September 2003 until August 2006, leading the development of Voice over Internet Protocol technologies and winning two consecutive telecommunications industry “Best of Show” awards.   Mr. Wood has previously held positions with Apple, Inc., LIN Broadcasting and Intellicall, Inc.

EMPLOYMENT AGREEMENT

 At this time, there is no employment agreement with Mr. Wood.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth compensation paid to Mark Wood, Chairman of the Board and Chief Executive Officer, and our other executive officer during the period from December 28, 2006 (inception) through June 30, 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Mark Wood Chairman of the Board and Chief Executive Officer	2007	$ 50,000	$ -	$ 100	$ -	$ 50,100
Klaus Scholz Chief Operating Officer	2007	$ 80,000	$ -	$ -	$ -	$ 80,000

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Dibz-Delaware has no properties and at this time has no agreements to acquire any properties. Dibz-Delaware currently uses the offices of management at no cost to the Company.  Management has agreed to continue this arrangement until the Company completes an acquisition or merger.

We have entered into a consulting agreement with Star Associates which is a shareholder of the Company and is controlled by Andrew Glashow, our former officer and director.  Pursuant to the Agreement, we have paid Star Associates a total of $30,000for consulting services rendered to date.  An additional $30,000 and 1,000,000 shares of restricted stock will be owed to Star Associates when the Company reaches certain milestones.

ITEM 8. DESCRIPTION OF SECURITIES.

Our authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of  Preferred Stock, par value per share $.001. The Company's Preferred Stock may be divided into such series as may be established by the Board of Directors.

The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation, amendment to the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders.  Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

As of September 30, 2007 we have 3,143,296 shares of common stock issued and outstanding.

PREFERRED STOCK

Preferred Stock

On January 27, 2007, the Company designated 50,000 of its shares of Preferred Stock as Series A Preferred Shares, par value $.001 per share (“Series A Preferred”). The Series A Preferred is convertible at the option of the holder into common stock at the rate of five hundred seventy eight (578) shares of common for every one share of Series A Preferred at the option of the holder.

Except as otherwise expressly required by law, each holder of Series A Preferred  shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to Five Thousand Seven Hundred and Eighty Three (5,783)votes of Series A Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.  Except as otherwise required by law, the holders of shares of Series A Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

The holders of Series A Preferred Stock shall not be entitled to receive any preference upon liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of Series A Preferred Stock shall share ratably with the holders of the common stock of the Corporation.

As of September 30, 2007 we have 47,368 shares of Series A Preferred issued and outstanding.

DIVIDENDS

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. Thepayment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings,if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends.

TRANSFER AGENT

Colonial Stock Transfer Company, Inc, 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111_ is the transfer agent for our common stock.

GLOSSARY

Exchange Act

              The Securities Exchange Act of 1934, as amended.

"Penny Stock" Security

As defined in Rule 3a51-1 of the Exchange Act, a "penny stock" security is any equity security other than a security (i)that is a reported security (ii) that is issued by an investment company (iii)that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v)that is registered on a national securities exchange (vi) that is authorized for quotation on the NASDAQ Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act

              The Securities Act of 1933, as amended.

PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(A) MARKET PRICE.  Our common stock is currently quoted on the Pink Sheets under the symbol “HYSR”.  Based on our name change we intend to apply for a new symbol.  Our common stock is reported on the over the counter market in the Pink Sheets as maintained by Pink Sheets, LLC as $.05 but there is currently no market for our stock.  The quotations for the common stock traded in the Pink Sheets may reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessary represent actual transactions. The following table sets forth, in U.S. dollars and in dollars and cents (in lieu of fractions), the high and low sales prices for each of the calendar quarters indicated, as reported by the National Quotation Bureau (“Pink Sheets”). The prices in the table may not represent actual transactions.

Quarter	High Bid	Low Bid
2005
Jul – Sept 2005	$.05	$.05
Oct – Dec 2005	$.05	$.05
2006
Jan – Mar 2006	$.05	$.05
Apr – Jun 2006	$.05	$.05
Jul – Sept 2006	$.05	$.05
Oct – Dec 2006	$.05	$.05
2007
Jan – Mar 2007	$.05	$.05
Apr – Jun 2007	$.05	$.05
Jul – Sept 2007	$.05	$.05
Oct – Dec 2007	$.05	$.05
2008
Jan 1, 2008 – Jan 8, 2008	$.05	$.05

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Rule 144 Shares

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company’s common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed 1% of the number of shares of the company’s common stock then outstanding which, in our case, would equal approximately 16,220 shares of our common stock as of the date of this prospectus.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company. Under Rule 144(k), a person who is not one of the company’s affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Series A Preferred Shares

On January 27, 2007, the Company designated 50,000 of its shares of Preferred Stock as Series A Preferred Shares, par value $.001 per share (“Series A Preferred”). The Series A Preferred is convertible at the option of the holder into commons tock at the rate of five hundred seventy eight (578) shares of common for every one share of Series A Preferred at the option of the holder.

Except as otherwise expressly required by law, each holder of Series A Preferred  shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to Five Thousand Seven Hundred and Eighty Three (5,783)votes of Series A Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.  Except as otherwise required by law, the holders of shares of Series A Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

As of September 30, 2007 we have 47,368 shares of Series A Preferred issued and outstanding.

Stock Option Grants

To date, we have not granted any stock options.

(B) HOLDERS.   There are 26 holders of our Common Stock. The issued and outstanding shares of our Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933.

(C) DIVIDENDS. We have not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIALDISCLOSURE.

We have not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

We have sold securities which were not registered as follows:

On October 25, 2005, we issued a total of 319,520 shares of our common stock to the following shareholders for the following:

NAME	SHARES
Frank Alvarez	2,000
Ronald Bassett	1,000
R Scott Beebe	800
Anna Brannon	5,000
Bob Ciri	7,500
Donald M Corliss	355
Arthur Dehart	5,000
David Floor	2,000
Tyler Floor	1,000
Keith D Freadhoff	37,865
Robert Frojen	10,000
Andrew Glashow	7,500
James Hayes	73,500
Kenneth Kirshner	4,500
Joanne Ludwig	5,000
David Novak	7,000
Paula Pool	5,000
Joe Py	20,000
Thelma Ramos	10,000
Mark Schneider	31,000
Steve Starke	73,500
Dennis Young	10,000
TOTAL	319,520

Such shares were valued at $0.001, and issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the“Act”).  These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On May 4, 2006, we issued 38,500 shares of our common stock to Ed Hines for the acquisition of Haystar Florida. Such shares were valued at $0.001, and issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”).These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, this shareholder had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section4(2) of the Securities Act of 1933 for this transaction.

On May 11, 2006, we issued 100,000 shares to Steve Starke for services performed on the company's behalf. Such shares were valued at $0.001, and issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, this shareholder had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On December 28, 2006, we issued 200,000 shares of our common stock to David Hungerford for the conversion of a secured promissory note to equity and to cancel certain stock purchase warrants.  Such shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering.

The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, this shareholder had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On January 4, 2007, we issued 600,000 shares of our common stock to Star Associates for acquisition related expenses and the conversion of promissory notes to equity. Such shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, this shareholder had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

On January 29, 2007, we issued 39,473 shares of Series A Preferred Stock to Mark Wood pursuant to a share exchange agreement between Haystar and Dibz. On such dated we also issued 5,263 shares of Series A Preferred Stock to Ocean Avenue Advisors, 2,632 shares of Series A Preferred Stock to Fairhill Capital and 2,632 shares of Series A Preferred Stock to Danny Weinstein for services rendered to the Company. Such shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, this shareholder had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

With respect to the issuance of all of the shares set forth above, the Company relied upon Section 4(2) of the Securities Act of1933, as amended for an exemption from registration.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our directors and officers are indemnified as provided by the Delaware Statutes and our Bylaws. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, ASAMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANYPURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGECOMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND ISTHEREFORE UNENFORCEABLE.

DIBZ INTERNATIONAL, INC.
(A Development Stage Company)

Consolidated Financial Statements

C O N T E N T S

Condensed Consolidated Financial Statements for the period ending September 30, 2007 (Unaudited)	Page

Condensed Consolidated Balance Sheet as of September 30, 2007 and June 30, 2007	F-2

Condensed Consolidated Statement of Loss for the three months ended September 30, 2007 and for period from inception (December 28, 2006) through September 30,2007	F-3

Condensed Consolidated Statement of Deficiency In Stockholders' Equity for the period from inception (December28, 2006) through September 30, 2007	F-4

Condensed Consolidated Statement of Cash Flows for the three months ended September 30, 2007 and for the period from inception (December 28, 2006) through September 30, 2007	F-5

Notes to Condensed Consolidated Financial Statements	F-6

Consolidated Financial Statements as of June 30, 2007
Report of Independent Registered Public Accounting Firm	F-9

Consolidated Balance Sheet as of June 30, 2007	F-10

Consolidated Statement of Loss for the period from inception (December 28, 2006) through June 30,2007	F-11

Consolidated Statement of Deficiency In Stockholders' Equity for the period from inception (December28, 2006) through June 30, 2007	F-12

Consolidated Statement of Cash Flows for the period from inception (December 28, 2006) through June30, 2007	F-13

Notes to Consolidated Financial Statements	F-14

DIBZ INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	June 30,
	2007	2007
ASSETS	(UNAUDITED)
CURRENT ASSETS
Cash	$27,902	$238,346
Total current assets	27,902	238,346
FIXED ASSETS
Fixed assets, net of accumulated depreciation of $1,406 and $852, respectively	5,236	5,380
OTHER ASSETS
Deferred financing costs, net of accumulated amortization of $94,965 and $59,532, respectively	326,767	362,200
TOTAL ASSETS	$359,905	$605,926

LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accrued liabilities	$403,667	$239,790
Accrued officer compensation	33,323	-
Warrant liability	167,808	146,539
Derivative liability	1,076,101	1,334,670
Total current liabilities	1,680,899	1,720,999

LONG TERM LIABILITIES
Note payable–NIR	3,000,000	3,000,000
Convertible debentures 6%, net of discount of $699,863 and $771,279, respectively	150,137	78,721
Total long term liabilities	3,150,137	3,078,721

TOTAL LIABILITIES	4,831,036	4,799,720

DEFICIENCY IN STOCKHOLDERS' EQUITY
Preferred stock, $0.001 par value per share, 1,000,000 shares authorized, 47,368 and 50,000 shares issued and outstanding, respectively	47	50
Common stock, $0.001 par value per share; 50,000,000 shares authorized; 3,143,296 and 1,622,000 shares issued and outstanding, respectively	3,143	1,622
Additional paid-in capital	302,762	304,280
Deficit accumulated during development stage	(4,777,083)	(4,499,746)
TOTAL DEFICIENCY IN STOCKHOLDERS' EQUITY	(4,471,131)	(4,193,794)

TOTAL LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY	$359,905	$605,926

  See Notes to Unaudited Condensed Consolidated Financial Statements

DIBZ INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTSOF LOSS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007 AND
FOR THE PERIOD FROM DECEMBER 28, 2006 (INCEPTION) THROUGH SEPTEMBER 30, 2007
(UNAUDITED)

	Three Months Ended September 30, 2007	Inception through September 30, 2007

OPERATING EXPENSES
Depreciation and amortization	$35,987	$96,371
Impairment loss	-	3,000,000
General and administrative	282,033	771,906
Total operating expense	318,020	3,868,277

LOSS FROM OPERATIONS	(318,020)	(3,868,277)

OTHER INCOME (EXPENSE)
Interest income	1,076	1,307
Interest expense and loan discount fee	(197,693)	(516,203)
Gain (loss) on derivative liability	237,300	(393,910)
Total other income (expense)	40,683	(908,806)

NET LOSS	$(277,337)	$(4,777,083)

LOSS PER SHARE –Basic and fully-diluted	$(0.16)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING –Basic and fully diluted	1,704,679

 See Notes to Unaudited Condensed Consolidated Financial Statements

DIBZ INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENT OF DEFICIENCY IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM DECEMBER 28, 2006 (INCEPTION) THROUGH SEPTEMBER 30, 2007
(UNAUDITED)

	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Additional Paid-In	Deficit Accumulated During Development	Total Deficiency in Stockholders’
Description	Shares	Shares	Par	Par	Capital	Stage	Equity

Balance- December 28, 2006	-	-	$-	$-	$-	$-	$-

Issuance of preferred stock to Founders in exchange for services - December 28,2006 at $0.003 per share	-	39,473	-	39	61	-	100
Issuance of preferred stock for services - January 25, 2007 at $28.90 per share	-	10,527	-	11	304,219	-	304,230
Issuance of common stock in connection with merger and recapitalization -January 27,2007 at $0.001 per share	1,622,000	-	1,622	-	-	-	1,622

Net loss	-	-	-	-	-	(4,499,746)	(4,499,746)

Balance– June 30,2007	1,622,000	50,000	$1,622	$50	$304,280	$(4,499,746)	$(4,193,794)
Conversion of Series A preferred stock into common stock – September 25, 2007	1,521,296	(2,632)	1,521	(3)	(1,518)	-	-
Net loss	-	-	-	-	-	(277,337)	(277,337)
Balance – September 30, 2007	3,143,296	47,368	$3,143	$47	$302,762	$(4,777,083)	$(4,471,131)

 See Notes to Unaudited Condensed Consolidated Financial Statements

DIBZ INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED STATEMENTSOF CASH FLOW
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007 AND
FOR THE PERIOD FROM DECEMBER 28, 2006 (INCEPTION) THROUGH SEPTEMBER 30, 2007
(UNAUDITED)

	Three Months Ended September 30, 2007	Inception through September 30, 2007
CASH FLOWS FROM OPERATING ACTIVITES
Net loss	$(277,337)	$(4,777,083)
Adjustments to reconcile net loss to net cash
used in operating activities
Depreciation and amortization expense	35,987	96,371
Shares issued for services	-	304,330
Acquisition costs	-	151,622
(Gain) loss on derivative	(237,300)	393,910
Asset impairment	-	3,000,000
Noncash interest expense	197,693	516,203
Changes in operating liabilities:
Accrued liabilities	37,600	37,600
Accrued officer compensation	33,323	33,323
Net cash used in operating activities	(210,034)	(243,724)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(410)	(6,642)
Net cash used in investing activities	(410)	(6,642)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments related to merger	-	(150,000)
Costs of issuance of debt	-	(421,732)
Proceeds from issuance of new debt	-	850,000
Net cash provided by financing activities	-	278,268

NET (DECREASE) INCREASE IN CASH	(210,444)	27,902

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	238,346	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$27,902	$27,902

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

NON CASH INVESTING AND FINANCING
Discount on convertible debt	-	850,000
Derivative Liability	-	773,323
Warrant Liability	-	76,677

Acquisitions:
Liabilities assumed	$-	$3,000,000
Assets acquired	$-	$-
Shares issued/retained	$-	$1,622

 See Notes to Unaudited Condensed Consolidated Financial Statements

DIBZ International, Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(A Development Stage Company)
September 30, 2007

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

DIBZ International, Inc., formerly known as Haystar Services and Technology, Inc.  (the “Company”, “Haystar” or “DIBZ”) was formed in March 2002 under the laws of the State of Nevada.

The Company is currently in the development stage as defined by SFAS No. 7. All activities of the Company to date relate to its organization, initial funding and share issuance.

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, DIBZ International, Inc. a company formed under the laws of the State of Delaware (“Dibz-Delaware”). All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying interim financial statements have been prepared based on accounting principles generally accepted in the United States of America.  In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.  Notes to financial statements which would substantially duplicate disclosure contained in the audit consolidated financial statements for the most recent fiscal year, found in the Company’s Form 10SB filed on November 14, 2007, have been omitted.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Equivalents

The Company considers all highly liquid investments with maturities from date of purchase of three months or less to be cash equivalents.  Cash and equivalents consist of cash on deposit with domestic banks and, at times, may exceed federally insured limits.

Recent Accounting Pronouncements

Accounting for Registration Payment Arrangements. In December 2006, the FASB issued FSP EITF 00-19-2, Accounting for Registration Payment Arrangements ("FSP 00-19-2") which addresses accounting for registration payment arrangements. FSP00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. FSP 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment   arrangement. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of EITF 00-19-2, this guidance is effective for financial statements issued for fiscal years beginning after December 15, 2006 and interim periods within those fiscal years. The Company adopted FSP 00-19-2 effective July 1, 2007.  The adoption had no impact on its financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities.   In February 2007, the FASB issued SFAS No. 159,“The Fair Value Option for Financial Assets and Financial Liabilities--including an amendment of FASB Statement No.115”, permitting entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting measurement.  The statement applies to all entities, including not-for profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

Noncontrolling Interests in Consolidated Financial Statements.  In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company does not expect adoption of this standard will have a material impact on  its financial position, operations or cash flows. SFAS No. 160 is effective for the Company’s fiscal year beginning July 1, 2009

Business Combinations.  In December 2007, the FASB issued SFAS” No. 141(R), “Business Combinations”.  SFAS No. 141(R) replaces SFAS No. 141 and requires that all assets, liabilities, contingent consideration, contingencies and in-process research and development costs of an acquired business be recorded at fair value at the acquisition date; that acquisition costs generally be expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after July 1, 2009.  The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows as no business combinations are anticipated at this time.

NOTE 2 - GOING CONCERN

The accompanying statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  As shown in the accompanying financial statements, as of September 30, 2007, the Company had an accumulated deficit of $4,777,083 and a working capital deficit of $1,652,997.  These factors among others raise significant doubt about the Company's ability to continue as a going concern for a reasonable period of time.

The Company's existence is dependent upon management's ability to develop profitable operations and resolve its liquidity problems.  Management anticipates that the Company will attain profitable status and improve its liquidity through the continued development, marketing and selling of its products and additional capital raising efforts.  The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 3 - CONVERTIBLE DEBENTURES

On January 25, 2007, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd and AJE Partners, LLC (collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (1) $450,000 in callable convertible secured notes (the “Notes”) and (II) warrants to purchase 4,500,000 shares of the common stock (the “Warrants”).

The Notes bear interest of 6% and mature on January 25, 2010. The notes are convertible into common shares at the lesser of (i)the Variable Conversion Price and (ii) the Fixed Conversion price. The “Variable Conversion Price” shall mean the Applicable Percentage multiplied by the average of the lowest three (3) trading prices during the twenty (20) Trading Day period prior to conversion. The “Applicable Percentage” means 60% and the “Fixed Conversion Price” means$0.10.

The Company has an option to prepay the Notes in the event that no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $.10 per share. Exercise of this option will stay all conversions for the following month. The full principal amount of the Notes is due upon default under the terms of Notes.

The Company simultaneously issued to the Investors warrants to purchase 4,500,000 shares of common stock at an exercise price of $0.10 for a period of five years.

The Investors have contractually agreed to restrict their ability to convert the Notes and exercise the Warrants and receive shares of the Company's common stock such that the number of shares of the Company's common stock held by them and their affiliates after such conversion or exercise does not exceed 4.90% of the then issued and outstanding shares of the Company’s common stock.

In connection with the issuance of the convertible debentures, the Company paid fees to third parties in order to obtain the financing of $267,000 in cash and issued 10,527 shares of Series A preferred stock.  The preferred stock was valued at $304,230on the date of issuance.  The financing cost of $421,732 was capitalized and is being amortized over the three-year life of the associated debt. .  The Series A Preferred Shares were valued using the quoted market price of the underlying 578 shares of common stock which each share of preferred shares could be converted into.

On April 19, 2007, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd and AJE Partners, LLC (collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (1) $2,000,000 in callable convertible secured notes (the “Notes”)

The Notes bear interest of 6% and mature on April 19, 2010. The notes are convertible into common shares at the lesser of (i)the Variable Conversion Price and (ii) the Fixed Conversion price. The “Variable Conversion Price” shall mean the Applicable Percentage multiplied by the average of the lowest three (3) trading prices during the twenty (20) Trading Day period prior to conversion. The “Applicable Percentage” means 60% and the “Fixed Conversion Price” means$0.10.

On June 22, 2007, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with New Millennium Capital Partners II, LLC, AJW Master Fund, Ltd and AJE Partners, LLC (collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (1)$2,000,000 in callable convertible secured notes (the “Notes”)

The Notes bear interest of 6% and mature on June 22, 2010. The notes are convertible into common shares at the lesser of (i) theVariable Conversion Price and (ii) the Fixed Conversion price. The “Variable Conversion Price” shall mean the Applicable Percentage multiplied by the average of the lowest three (3) trading prices during the twenty (20) Trading Day period prior to conversion. The “Applicable Percentage” means 60% and the “Fixed Conversion Price” means$0.10.

The Company evaluated the convertible debentures and the warrants under SFAS 133 "Accounting for Derivatives" and EITF00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock". The Company determined the convertible debentures contained an embedded derivative for the conversion option and the warrants qualified as free standing derivatives. The conversion option allows for an indeterminate number of shares to potentially be issued upon conversion. This results the Company being unable to determine with certainty they will have enough shares available to settle any and all outstanding common stock equivalent instruments. The Company would be required to obtain shareholder approval to increase the number of authorized shares needed to share settle those contracts. Because increasing the number of shares authorized is outside of the Company's control, this results in these instruments being classified as liabilities under EITF00-19 and derivatives under SFAS 133.

The carrying value of the note at September 30, 2007 was determined as follows:

Face value of notes	$850,000
Less: Discount for fair value of derivatives	699,863
Carrying value at September30, 2007	$150,137

The fair values and changes in the derivative liabilities are as follows:

	Inception	June 30, 2007	September 30, 2007	Gain/(Loss)

Embedded derivative	$850,000	$1,481,209	$1,243,909	$237,300

The warrants were valued using the Black Scholes pricing model. The variables used in the valuation of these warrants were as follows:

	Inception	June 30, 2007	September 30, 2007
Volatility	95.28%	101.31%	127.52%
Discount Rate	4.81%	4.89%	4.23%
Term in years	3 years	2.82years	2.32years
Warrant date	Jan 25, 2007	Jan 25, 2007	Jan 25, 2007
Exercise Price	$0.10	$0.10	$0.10
Stock price	$0.05	$0.05	$0.05

NOTE 4 – EQUITY

Preferred Stock

The Board of Directors has authorized 1,000,000 shares of its preferred stock with a par value of $0.001 per share.

The Board of Directors has designated 50,000 shares of Series A Preferred stock. Each share of the Series A Preferred stock shall be entitled to Five Thousand Seven Hundred and Eighty Three (5,783) votes on all matters submitted to shareholders for a vote together with the holders of Common Stock as a single class. 50,000 shares of Series A Preferred were issued in December 2006 and January 2007.  During the three months ended September 30, 2007, a shareholder converted 2,632 shares of Series A preferred shares into 1,521,296 shares of common stock.  As of September 30, 2007, there were 47,368 shares of Series A Preferred stock outstanding.  Each share of the Series A Preferred stock is convertible into 578 shares of common stock at the holder's discretion.

Common Stock

The Company is authorized to issue stock from 50,000,000 shares of common stock with a par value of $0.001 per share. As of September 30, 2007, there were 3,143,296 shares of common stock issued and outstanding.

In December 2007, the Company issued a total of 4,000,000 shares of common stock to two individuals as payment for consulting services.  The common stock was valued at $200,000 on the date of issuance.

NOTE 5- WARRANTS

As of September 30, 2007, there were 4,500,000 outstanding and exercisable warrants to purchase the Company's common stock.   No warrants were issued, exercised, canceled or expired during the quarter ended September 30, 2007.

F-9

RBSM LLP
Certified Public Accountants
Report of Independent Registered Public Accounting Firm

Board of Directors
DIBZ International, Inc.
The Woodlands, Texas

 We have audited the accompanying consolidated balance sheet of DIBZ International, Inc. ( a development stage company) as of June 30, 2007, and the related consolidated statements of loss, deficiency in stockholder's equity and cash flows for period December 28, 2006 (date of inception) through June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

 We have conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DIBZ International Inc.  (a development stage company) at June 30, 2007 and the results of its operations and its cash flows for the period December 28, 2006 (date of inception) through June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

 The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to  the Company's financial statements , as of June 30, 2007, the Company had an accumulated deficit of $4,499,746  and a working capital deficit of $1,482,653  which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are described in Note C. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                                                                            /s/ RBSM  LLP
Mclean, Virginia
August 27, 2007

DIBZ INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
June 30,
2007
ASSETS
CURRENT ASSETS
Cash	$238,346
Total Current Assets	238,346
FIXED ASSETS
Fixed Assets, net of accumulated depreciation of $852	5,380
OTHER ASSETS
Deferred Financing Costs, net of accumulated amortization of $59,532	362,200
TOTAL ASSETS	$605,926

LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accrued Liabilities	$239,790
Warrant Liability	146,539
Derivative Liability	1,334,670
Total Current Liabilities	1,720,999

LONG TERM LIABILITIES
Note Payable- NIR	3,000,000
Convertible Debentures 6%, net of discount of $771,279	78,721

Total Long Term Liabilities	3,078,721

TOTAL LIABILITIES	4,799,720

DEFICIENCY IN STOCKHOLDERS' EQUITY
Preferred Stock, $0.001 par value per share, 1,000,000 shares authorized, 50,000 shares issued and outstanding	50
Common Stock, $0.001 par value per share; 50,000,000 shares authorized; 1,622,000 shares issued and outstanding	1,622
Additional Paid-In Capital	304,280
Deficit Accumulated During Development Stage	(4,499,746)
TOTAL DEFICIENCY IN STOCKHOLDERS' EQUITY	(4,193,794)

TOTAL LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY	$605,926

  See Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements

DIBZ INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF LOSS
FOR THE PERIOD FROM DECEMBER 28, 2006 (INCEPTION) THROUGH JUNE 30, 2007

Amount

OPERATING EXPENSES
Depreciation and amortization	$852
Impairment loss	3,000,000
General and administrative	549,407
Total operating expense	3,550,259

LOSS FROM OPERATIONS	(3,550,259)

OTHER INCOME (EXPENSES)
Interest income	231
Interest expense and loan discount fee	(318,508)
Gain/(Loss) on derivative liability	(631,210)
Total other income (expenses)	(949,487)

NET LOSS	$(4,499,746)

LOSS PER SHARE - Basic and fully-diluted	$(3.20)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - Basic and fully diluted	1,405,733

See Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements

DIBZ INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF DEFICIENCY IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM DECEMBER 28, 2006 (INCEPTION) THROUGH JUNE 30, 2007

	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Additional	Deficit Accumulated During Development	Total Deficiency in Stockholders
Description	Shares	Shares	Balance	Balance	Paid in Capital	Stage	Equity

Balance asof December 28,2006	-	-	$-	$-	$-	$-	$-

Issuance of preferred stock to Founders in exchange for services -December 28, 2006 at $0.003per share	-	39,473	-	39	61	-	100
Issuance of preferred stock for services - January 25, 2007at $ 28.90 per share	-	10,527	-	11	304,219	-	304,230
Issuance ofcommon stock in connection with merger and recapitalization -January 27, 2007 at $0.001per share	1,622,000	-	1,622			-	1,622

Net Loss	-	-	-	-	-	(4,499,746)	(4,499,746)

Balance, June 30,2007	1,622,000	50,000	$1,622	$50	$304,280	$(4,499,746)	$(4,193,794)

See Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements

DIBZ INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 28, 2006 (INCEPTION) THROUGH JUNE 30, 2007

Amount
CASH FLOWS FROM OPERATING ACTIVITES
Net loss	$(4,499,746)
Adjustments to reconcile net loss to net cash
used in operating activities
Depreciation and amortization expense	852
Shares issued for services	304,330
Acquisition costs	151,622
Loss on derivative	631,209
Asset impairment	3,000,000
Amortization of beneficial feature discount	78,721
Amortization of deferred financing costs	59,533

Changes in operating assets and liabilities:
Accrued liabilities	239,790

Net cash used in operating activities	(33,689)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(6,231)
Net cash used in investing activities	(6,231)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments relating to merger	(150,000)
Costs of issuance of debt	(421,732)
Proceeds from issuance of new debt	850,000

Net cash provided by financing activities	278,268

NET INCREASE IN CASH	238,346

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$238,346

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-
Cash paid for taxes	$-

NON CASH INVESTING AND FINANCING
Issuance of preferred stock for services	304,230
Discount on convertible debt	850,000
Derivative Liability	773,323
Warrant Liability	76,677

Acquisitions
Liabilities assumed	$3,000,000

Assets acquired	$-
Cash paid	$(150,000)
Shares issued/retained	$1,622
Acquisition costs	$151,622
Assets impairment	$3,000,000

See Summary of Significant Accounting Policies and Notes to Consolidated Financial Statements

DIBZ International, Inc.
Notes to Consolidated Financial Statements
(A Development Stage Company)
June 30, 2007

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

DIBZ International, Inc., formerly known as HAystar Services and Technology, Inc. (the “Company”, “Haystar” or “DIBZ”) was formed in March 2002 under the laws of the State of Nevada.

The Company is currently in the development stage as defined by SFAS No. 7. All activities of the Company to date relate to its organization, initial funding and share issuance.

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiary, DIBZ International, Inc., a company formed under the laws of the State of Delaware (“DIBZ-Delaware”). All significant inter company balances and transactions have been eliminated in consolidation.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Merger and Corporate Restructure

On January 27, 2007, DIBZ-Delaware entered into a Share Exchange Agreement (“Agreement:” or“Merger”) with Haystar, a public shell company formed under the laws of Nevada currently traded on the pink sheets. As a result of the Merger, there was a change in control of the public entity. In accordance with SFAS No. 141, Haystar was the acquiring entity. While the transaction is accounted for using the purchased method of accounting in substance the Agreement is a recapitalization of Haystar's capital structure.

For accounting purposes, the Company accounted for the transaction as a reverse merger with DIBZ-Delaware being the “accounting acquirer”. Haystar had no assets or liabilities at the date of the merger.  DIBZ-Delaware paid $150,000 to acquire the shell corporation and expensed this amount as acquisition costs.  DIBZ-Delaware did not recognize goodwill or any intangible assets in connection with the transaction. Prior to the Agreement, DIBZ-Delaware was a newly formed corporation with no significant assets and liabilities.

Effective with the Agreement, Haystar acquired 100% of DIBZ-Delaware's common shares in consideration for the issuance of39,473 shares of Series A Preferred Stock of Haystar. Each Preferred Share is convertible into 578 shares of common stock of Haystar at the option of the holders. Under the Agreement, prior to such conversion, each preferred share will have the voting rights equal to 5,783 shares of common stock and vote together with the shares of common stock on all matters.

Cash and Cash Equivalents

The Company considers all short term deposits with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Fixed Assets

Fixed assets are recorded at cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from five to seven years.  The costs of major improvements are capitalized.  Expenditures for maintenance, repairs and minor improvements that do not extend the useful life are expensed as incurred.  When fixed assets are sold or retired, the cost and related accumulated depreciation are removed and the resulting gain or loss is included in results of operations.

Website Development Costs

The Company recognizes website development costs in accordance with Emerging Issue Task Force ("EITF") No. 00-02,"Accounting for Website Development Costs." As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development of its website. Direct costs incurred in the development phase are capitalized and recognized over the estimated useful life. Costs associated with repair or maintenance for the website are included in cost of net revenues in the current period expenses. During the period ended from December 28, 2006 through June 30, 2007, the Company did not capitalize any costs associated with the website development.

Product Development Costs

Research and development costs are charged to expense as incurred.  However, we account for development costs related to software products to be sold, leased, or otherwise marketed in accordance with FASB Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, technological feasibility has not been established for our products, and, accordingly, no development costs have been capitalized.

Derivative Valuation

The Company evaluated the convertible debentures and the warrants under SFAS 133 "Accounting for Derivatives" and EITF00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock". The Company determined the convertible debentures contained an embedded derivative for the conversion option. The conversion option allows for an indeterminate number of shares to potentially be issued upon conversion. This results in the Company being unable to determine with certainty they will have enough shares available to settle any and all outstanding common stock equivalent instruments. The Company would be required to obtain shareholder approval to increase the number of authorized shares needed to share settle those contracts. Because increasing the number of shares authorized is outside of the Company's control, this results in these instruments being classified as liabilities under EITF 00-19 and derivatives under SFAS 133. The market value of the derivative liabilities are estimated using Black-Scholes method.

Income Taxes

The financial statements are prepared in conformity with the liability method of accounting for income taxes whereby deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax laws and rates that will be in effect when the differences are expected to reverse.  A valuation allowance is provided, if necessary, to reduce deferred income tax assets to their estimated realizable value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

Fair Value Measurements.  In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles(“GAAP”), and expands disclosures about fair value measurements. Prior to this Statement, there were different definitions of fair value and limited guidance for applying those definitions in GAAP. This Statement provides the definition to increase consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements.  The Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. The Statement clarifies that market participant assumptions include assumptions about risk, i.e. the risk inherent in a particular valuation technique used to measure fair value and/or the risk inherent in the inputs to the valuation technique. The Statement expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings for the period. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including the financial statements for an interim period within that fiscal year. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

Accounting for Registration Payment Arrangements.In December 2006, the FASB issued FSP EITF 00-19-2, Accounting for Registration Payment Arrangements ("FSP 00-19-2") which addresses accounting for registration payment arrangements. FSP00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. FSP 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment   arrangement. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to  the issuance of EITF 00-19-2, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006 and interim periods within those fiscal years. The Company has not yet determined the impact that the adoption of FSP 00-19-2 will have on its financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities  In February 2007, the FASB issued SFAS No. 159,“The Fair Value Option for Financial Assets and Financial Liabilities--including an amendment of FASB Statement No.115”, permitting entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting measurement.  The statement applies to all entities, including not-for profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.

NOTE B - NOTES TO FINANCIAL STATEMENTS

(1) Acquisition Expense

On January 5, 2007, the Company entered into an Asset Purchase Agreement (the “Agreement”) with GlobalNet,Inc.  The Company's majority stockholder is the former CEO of GlobalNet.  According to the Agreement, the Company assumed$3 million of GlobalNet debt and in return is entitled to use up to $50,000 worth of services each month provided by GlobalNetfor the next three years, on non-cumulative basis. In addition the Company received the “iDialDirect” domain and software which will be used to integrate the technology in the Company's website. The Company is applying for a patent directly related to this technology.    The lender of the assumed $3,000,000 debt is the same as the lender of the convertible debentures entered into by DIBZ.

Due to the uncertainty of the Company's ability to realize the future value of these assets, the Company's  management believes that more likely than not the fair value of the acquired intangible asset and the pre-paid services agreement is below its carrying value.  As a result, management has  recorded a non-cash impairment charge of $3,000,000, net of tax,  to reduce the carrying value of the acquired assets to its estimated value of $0 as of June 30, 2007.

Considerable management judgment is necessary to estimate fair value. Accordingly, actual results could vary significantly from managements' estimates.

 (2) Fixed assets, net

Fixed assets as of June 30, 2007 consisted of the following:

Description	Life	2007
Equipment	3	$6,232
Less: Accumulated depreciation		(852)
Fixed assets, net		$5,380

(4) Liquidity

As shown in the accompanying consolidated financial statements, the company incurred a net loss from continuing operations of$4,499,746 for the period from inception through June 30, 2007.

(5)  Accrued Expenses

Accrued expenses as of June 30, 2007 consisted of the following:

Description	Amount
Accrued interest payable	$239,790

(6) Note Payable

On January 5, 2007, the Company entered into an Asset Purchase Agreement with GlobalNet, a Nevada corporation. The Company assumed the $3,000,000 Callable Secured Convertible Note (the “Note”) from GlobalNet to a third party investor in exchange for its iDialDirect technology and the right to receive up to $50,000 worth of services from GlobalNet per month for a period of three years.  Management has expensed the cost of the assumed debt of $3,000,000 as an acquisition expense due to the uncertainty of the Company's ability to realize the future value of these assets.

The Note bears interest at 15% per year and is due on December 29, 2009.  The Note is convertible into the Company's common stock only after that stock is listed or quoted on a nationally recognized stock exchange or the OTCBB.  The Note is convertible into common shares at the lesser of (i) 20% of the average of the lowest three trading prices of the common stock during the twenty trading day period prior to conversion and (ii) $0.10. The Company has an option to prepay the Notes in the event that no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $.10 per share. Exercise of this option will stay all conversions for the following month. The full principal amount of the Notes is due upon default under the terms of Notes.

The Company evaluated the Note under SFAS 133 "Accounting for Derivatives" and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock". The Company determined the Note contained an embedded derivative for the conversion option. The conversion option allows for an indeterminate number of shares to potentially be issued upon conversion. This results in the Company being unable to determine with certainty they will have enough shares available to settle any and all outstanding common stock equivalent instruments. The Company would be required to obtain shareholder approval to increase the number of authorized shares needed to share settle those contracts.

Because increasing the number of shares authorized is outside of the Company's control, this results in these instruments being classified as liabilities under EITF 00-19 and derivatives under SFAS 133.

In accordance with EITF 00-27, no discount has been recorded for the conversion feature due to the contingency for being listed on an exchange or the OTCBB.  In the event that the Company becomes listed, the Company will value the conversion feature and record any debt discount and amortize such costs as interest expense over the life of the debt in accordance with EITF00-27. Upon resolution of this contingency, the maximum amount of such discount is $3,000,000.

(7) Convertible Debentures

On January 25, 2007, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd and AJ EPartners, LLC (collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (1) $450,000 in callable convertible secured notes (the “Notes”) and (II) warrants to purchase 4,500,000 shares of the common stock (the “Warrants”).

The Notes bear interest of 6% and mature on January 25, 2010. The notes are convertible into common shares at the lesser of (i)the Variable Conversion Price and (ii) the Fixed Conversion price. The “Variable Conversion Price” shall mean the Applicable Percentage multiplied by the average of the lowest three (3) trading prices during the twenty (20) Trading Day period prior to conversion. The “Applicable Percentage” means 60% and the “Fixed Conversion Price” means$0.10.

The Company has an option to prepay the Notes in the event that no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $.10 per share. Exercise of this option will stay all conversions for the following month. The full principal amount of the Notes is due upon default under the terms of Notes.

The Company simultaneously issued to the Investors warrants to purchase 4,500,000 shares of common stock at an exercise price of $0.10 for a period of five years.

The Investors have contractually agreed to restrict their ability to convert the Notes and exercise the Warrants and receive shares of the Company's common stock such that the number of shares of the Company's common stock held by them and their affiliates after such conversion or exercise does not exceed 4.90% of the then issued and outstanding shares of the Company's common stock.

In connection with the issuance of the convertible debentures, the Company paid fees to third parties in order to obtain the financing of $267,000 in cash and issued 10,527 shares of Series A preferred stock.  The preferred stock was valued at $304,230 on the date of issuance.  The financing cost of $421,732 was capitalized and is being amortized over the three-year life of the associated debt. .  The Series A Preferred Shares were valued using the quoted market price of the underlying 578 shares of common stock which each share of preferred shares could be converted into.

On April 19, 2007, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd and AJE Partners, LLC (collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (1) $200,000 in callable convertible secured notes (the “Notes”).

The Notes bear interest of 6% and mature on April 19, 2010. The notes are convertible into common shares at the lesser of (i)the Variable Conversion Price and (ii) the Fixed Conversion price. The “Variable Conversion Price” shall mean the Applicable Percentage multiplied by the average of the lowest three (3) trading prices during the twenty (20) Trading Day period prior to conversion. The “Applicable Percentage” means 60% and the “Fixed Conversion Price” means $0.10.

On June 22, 2007, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with New Millennium Capital Partners II, LLC, AJW Master Fund, Ltd and AJE Partners, LLC (collectively, the “Investors”). Under the terms of the Securities Purchase Agreement, the Investors purchased an aggregate of (1) $200,000 in callable convertible secured notes (the “Notes”).

The Notes bear interest of 6% and mature on June 22, 2010. The notes are convertible into common shares at the lesser of (i) the Variable Conversion Price and (ii) the Fixed Conversion price. The “Variable Conversion Price” shall mean the Applicable Percentage multiplied by the average of the lowest three (3) trading prices during the twenty (20) Trading Day period prior to conversion. The “Applicable Percentage” means 60% and the “Fixed Conversion Price” means $0.10.

The Company evaluated the convertible debentures and the warrants under SFAS 133 "Accounting for Derivatives" and EITF00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock". The Company determined the convertible debentures contained an embedded derivative for the conversion option and the warrants qualified as free standing derivatives. The conversion option allows for an indeterminate number of shares to potentially be issued upon conversion. This results the Company being unable to determine with certainty they will have enough shares available to settle any and all outstanding common stock equivalent instruments. The Company would be required to obtain shareholder approval to increase the number of authorized shares needed to share settle those contracts. Because increasing the number of shares authorized is outside of the Company's control, this results in these instruments being classified as liabilities under EITF00-19 and derivatives under SFAS 133.

The carrying value of the note at June 30, 2007 was determined as follows:

Face value of notes	$850,000
Less: Discount for fair value of derivatives	771,279
Carrying value at June 30, 2007	$78,721

The fair values and changes in the derivative liabilities are as follows:

	Inception	June 30,2007	Gain/(Loss)

Embedded derivative	$850,000	$1,481,209	$631,209

The warrants were valued using the Black Scholes pricing model. The variables used in the valuation of these warrants were as follows:

Volatility	101.31%
Discount Rate	4.89%
Term in years	3 years
Warrant date	Jan 25, 2007
Exercise Price	$0.10
Stock price	$0.05

(8) Capital Stock

Preferred Stock

The Board of Directors has authorized 1,000,000 shares of its preferred stock with a par value of $0.001 per share.

The Board of Directors has designated 50,000 shares of Series A Preferred stock. Each share of the Series A Preferred stock shall be entitled to Five Thousand Seven Hundred and Eighty Three (5,783) votes on all matters submitted to shareholders for a vote together with the holders of Common Stock as a single class. There were 50,000 shares of Series A Preferred issued and outstanding. Each share of the Series A Preferred stock is convertible into 578 shares of common stock at the holder's discretion.

Common Stock

The Company is authorized to issue stock from 50,000,000 shares of common stock with a par value of $0.001 per share. As of June 30, 2007, there were 1,622,000 shares of common stock issued and outstanding.

(9)  Warrants

As of June 30, 2007, there were 4,500,000 outstanding and exercisable warrants to purchase the Company's common stock.  The warrants were issued on January 25, 2007, have an exercise price of $0.10 and expire five years from the date of issuance.  No warrants were exercised, canceled or expired during the period from December 28, 2006 (inception) through June 30, 2007.

(10)  Income Taxes

The Company has adopted Financial Accounting Standard No. 109 which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

At June 30, 2007, the Company has available for federal income tax purposes a net operating loss carry forward of approximately$ 4,500,000 expiring in the year 2027 that may be used to offset future taxable income. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earnings history of the Company; it is more likely than not that the benefits will not be realized. Due to significant changes in the Company's ownership, the future use of its existing net operating losses may be limited. Components of deferred tax assets as of June 30, 2007 are as follows:

Non current:
Net operating loss carry forward	$1,750,000
Valuation allowance	(1,750,000)
Net deferred tax asset	$--

NOTE C - GOING CONCERN

The accompanying statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  As shown in the accompanying financial statements, as of June 30,2007, the Company had an accumulated deficit of $4,499,746 and a working capital deficit of $1,482,653.  These factors among others raise significant doubt about the Company's ability to continue as a going concern for a reasonable period of time.

The Company's existence is dependent upon management's ability to develop profitable operations and resolve its liquidity problems.  Management anticipates that the Company will attain profitable status and improve its liquidity through the continued development, marketing and selling of its products and additional capital raising efforts.  The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

PART III

ITEM 1. INDEX TO EXHIBITS

3.1       Certificate of Incorporation and Amendments for Dibz International, Inc., a Nevada corporation (1)
3.2       Bylaws (1)
3.3       Certificate of Incorporation for Dibz International, Inc., a Delaware corporation (1)
3.4       Certificate Of Designation Series A Preferred Stock (1)
10.1     Share Exchange Agreement between the Company and Dibz International, Inc. (1)
10.2     Callable Secured Convertible Note (1)
10.3     Securities Purchase Agreement (1)
10.4     Callable Secured Convertible Note (1)
10.5     Callable Secured Convertible Note (1)
10.6     Callable Secured Convertible Note (1)
10.7     Callable Secured Convertible Note (1)
10.8     Stock Purchase Warrant (1)
10.9     Stock Purchase Warrant (1)
10.10   Stock Purchase Warrant (1)
10.11   Stock Purchase Warrant *
10.12   Asset Purchase Agreement with GlobalNet
10.13   Securities Purchase Agreement

(1)  Filed with the original Form 10-SB on November 14, 2007 (SEC File Number 000-52793)

III-1

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

By:   /s/ Mark Wood
         Mark Wood
         Title: President/CEO

Dated:  January 22, 2008